Exhibit 99.1

Patterson Announces Acquisition of Accu-Bite, Inc.

ST. PAUL, Minn.—(BUSINESS WIRE)—Sept. 7, 2005—Patterson Companies, Inc. (Nasdaq:PDCO) today announced the acquisition of Accu-Bite, Inc., a Michigan-based dental distributor with approximately 60 sales representatives working out of branch offices in Arizona, California, Florida, Georgia, Illinois, Kentucky, Michigan, Minnesota, Nevada, Ohio and Virginia. Terms of the all-cash transaction were not disclosed.

Accu-Bite is expected to contribute revenues in excess of $50 million on an annualized basis. This operation also is forecasted to have a neutral impact on Patterson’s consolidated profitability over the balance of fiscal 2006 and be accretive during its first full year as part of Patterson Dental.

Accu-Bite’s branch offices and field sales representatives, equipment sales representatives and service technicians will be merged into existing Patterson Dental branch offices. Patterson expects to maintain Accu-Bite’s distribution center in Michigan and incorporate it into Patterson Dental’s distribution system.

Scott R. Kabbes, president of Patterson Dental, commented: “The addition of Accu-Bite’s sales force is expected to strengthen our penetration and competitive position in a variety of key markets around the nation. This acquisition also presents us with significant cross-selling opportunities by expanding the range of products and services available to Accu-Bite’s customers. We are very pleased that Accu-Bite chose to combine their operations with ours, and we are excited about the opportunities for the combined company.”

Begun in 1978 as a specialty manufacturer of dental products by Dr. William J. Costello, Accu-Bite evolved into a full-service dental distributor that has grown rapidly over the past decade. Today, Accu-Bite ranks as one of the top ten dental distributors in the U.S.

About Patterson Companies, Inc.

Patterson Companies, Inc. is a value-added distributor serving the dental, companion-pet veterinarian and rehabilitation supply markets.

Dental Market

As Patterson’s largest business, Patterson Dental provides a virtually complete range of consumable dental products, equipment and software, turnkey digital solutions and value-added services to dentists and dental laboratories throughout North America.

Veterinary Market

Webster Veterinary is the nation’s second largest distributor of consumable veterinary supplies, equipment, diagnostic products, vaccines and pharmaceuticals to companion-pet veterinary clinics.

Rehabilitation Market

Patterson Medical is the world’s leading distributor of rehabilitation supplies and non-wheelchair assistive patient products to the physical and occupational therapy markets. The unit’s global customer base includes hospitals, long-term care facilities, clinics and dealers.

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond the Company’s ability to control. The Company cautions shareholders and prospective investors that the following factors, among others, may cause actual results to differ materially from those indicated by the forward-looking statements: competition within the dental, veterinary, and rehabilitative and assistive living supply industries; changes in the economics of dentistry, including reduced growth in expenditures by private dental insurance plans, the effects of economic conditions and the effects of healthcare reform, which may affect future per capita expenditures for dental services and the ability and willingness of dentists to invest in high-technology products; the effects of healthcare related legislation and regulation which may affect expenditures or reimbursements for rehabilitative and assistive products; changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets; the ability of the Company to maintain satisfactory relationships with its sales force; unforeseen operating risks; risks associated with the dependence on manufacturers of the Company’s products; and the ability of the Company to successfully integrate the recent acquisitions into its existing business. Forward-looking statements are qualified in their entirety by the cautionary language set forth in the Company’s filings with the Securities and Exchange Commission.

    CONTACT: Patterson Companies, Inc., St. Paul

R. Stephen Armstrong, 651-686-1600

or

Equity Market Partners

Richard G. Cinquina, 904-261-2210 or 800-522-1744

    SOURCE: Patterson Companies, Inc.